Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 4 DATED JANUARY 27, 2016

TO THE PROSPECTUS DATED SEPTEMBER 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated September 29, 2015, Supplement No. 1 dated November 13, 2015, Supplement No. 2 dated December 15, 2015, and Supplement No. 3 dated January 8, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering; and
•	our entry into the Third Amendment to the Loan Purchase and Sale Agreement with 1st Financial Bank USA.

Status of Our Offering

  We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of January 27, 2016, we have issued approximately $1,464,000 of Notes in our Follow-on Offering. As of January 27, 2016, approximately $68,536,000 of Notes remain available for sale to the public under our Follow-on Offering. The Follow-on Offering will not last beyond September 29, 2017, which is two years after the effective date of this offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Entry into Third Amendment to the Loan Purchase and Sale Agreement with 1st Financial Bank USA

On January 12, 2016, we entered into the Third Amendment (the “Amendment”) to the Loan Purchase and Sale Agreement dated December 24, 2014 (the “Agreement”) by and between us and 1st Financial Bank USA (“1st Financial”). Pursuant to the Agreement, 1st Financial has the right, from time to time, to purchase from us senior priority interests based on the Senior Loan Amount (as that term is defined in the Agreement) in certain loans made to fund the vertical construction of one to four family residential dwellings, that have been approved by 1st Financial’s internal credit committee (referred to herein as “Eligible Loans”).

The Amendment modifies subsection (iii) of the definition of “Senior Loan Amount” to reflect that 1st Financial may purchase 60% of the maximum principal amount of certain Eligible Loans after deducting the loan fee. Prior to the Amendment, 1st Financial could purchase 50% of the maximum principal amount of certain Eligible Loans after deducting the loan fee.